

TRANSFER AGENT SERVICES AGREEMENT BETWEEN HALEN TECHNOLOGIES INC, ONCHAINTA AND AKEMONA, INC.

This Transfer Agent Services Agreement (the "Agreement"), dated as of 09-19-2022 by and between the undersigned issuer, HALEN TECHNOLOGIES INC, (the "Issuer"), Akemona TA Services, LLC d.b.a. OnchainTA, a Delaware limited liability corporation (the "Transfer Agent"), and Akemona, Inc., the funding portal, ("Akemona") is for the purpose of performing the services described herein.

WITNESSETH:

WHEREAS, the Issuer desires that certain services be provided by the Transfer Agent with regard to the issuance, transfer and registration of securities of the Issuer;

WHEREAS, the Transfer Agent is engaged in the business of providing transfer agent services with respect to securities issued on and through the funding portal administered by Akemona (the "Akemona Platform"), and seeks to provide such services to the Issuer for the securities of the Issuer issued on the Akemona Platform; and

WHEREAS, the parties hereto desire to set forth the terms and conditions for providing services by the Transfer Agent to the Issuer

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

1. DEFINITIONS

In addition to the terms defined in the preamble of this Agreement or otherwise in the body of the Agreement for purposes of this Agreement the following terms shall have the meanings set forth below.

a. "**aPledge Digital Token(s)**" is a Cryptographic Token security that represents a repayment obligation of the Issuer.

b. "**Cryptographic Token(s)**" means the securities represented by digital cryptographic tokens issued by the Issuer on the Akemona Platform.

c. "**Digital Wallet**" is a software wallet that allows safekeeping and Endorsement of Cryptographic Tokens by its Owner.

d. "**Disbursement Account**" means an account created and funded by the Issuer for payment of interest and principal to the holders of the Cryptographic Token securities issued through the Akemona Platform..

e. "**DocuSign**" is the brand name of a proprietary system for obtaining electronic signatures on documents in compliance with ESIGN Act and UETA.

f. "**Endorsement**" occurs when an Owner of a Cryptographic Token sends or transfers the Cryptographic Token to another Digital Wallet by inputting the Private Key of their Digital Wallet and the Public Address of the other Digital Wallet to which the Owner intends to send or transfer the Cryptographic Token.

g. "**ESIGN Act**" means the Electronic Signatures in Global and National Commerce Act, a U.S. federal law passed in the year 2000 that grants legal recognition to electronic signatures if all parties to a contract choose to use electronic documents and to sign them electronically.

h. "**Owner**" of a Cryptographic Token is a person who (i) holds the Cryptographic Token in a Digital Wallet, (ii) has exclusive access to the Private Key of the Digital Wallet holding the Cryptographic Token, (iii) has signed up with the Transfer Agent to register the ownership of the Digital Wallet holding the Cryptographic Token and (iv) the Cryptographic Token has Endorsement from the previous Owner or the Issuer.

i. "**Private Key**" is an uncompromised private key or an uncompromised password of a Digital Wallet known only to the Owner of the Digital Wallet.

j. "**Proof of Ownership**" of a Cryptographic Token is (i) exclusive access to the Private Key of the Digital Wallet holding the Cryptographic Token, (ii) registration of the ownership of the Digital Wallet holding the Cryptographic Token with the Transfer Agent and (iii) Endorsement from the previous Owner or the Issuer.

k. "**Public Address**" is the publicly shared address of a Digital Wallet. Public Address is used for sending or transferring Cryptographic Tokens to a Digital Wallet. Public Address is also known as public key.

l. "**SEC Regulation CF**" refers to Regulation Crowdfunding Final Rules adopted by the US Securities and Exchange Commission under the Securities Act of 1933 and the Securities Exchange Act of 1934 to implement the requirements of Title III of the Jumpstart Our Business Startups (JOBS) Act passed in 2012.

m. "**UETA (the Uniform Electronic Transactions Act)**" means the laws adopted by 47 states, the District of Columbia and the U.S. Virgin Islands to harmonize U.S. state laws regarding electronic records and validity of electronic signatures.

n. "**USDC**" refers to a stablecoin, based on the standards created by Centre.io and issued by Circle Internet Financial Limited, Coinbase or other money transmitters, having value at all times of approximately one ($1.00) United States Dollar.

2. ITEMS TO BE PROVIDED TO THE TRANSFER AGENT AND PORTAL ACCESS

Akemona shall provide, and the Issuer consents to Akemona providing, the following information to the Transfer Agent:

   a. A copy of the digital execution of this agreement by all parties;

   b. Instructions on behalf of the Issuer and other information as required by the Transfer Agent;

   c. A list of certain representatives of Akemona, bearing their respective facsimile signatures, who are authorized to sign and furnish instructions and other information as required by the Transfer Agent; and

   d. Access to the Akemona Platform to view any transactions and authorizations regarding the issuance of securities to investors in the Issuer's offering.

3. APPOINTMENT OF TRANSFER AGENT.

For the securities of the Issuer of the class or classes designated in the attached Resolution of Appointment (Exhibit A), the Transfer Agent is appointed and authorized by the Issuer as sole transfer agent of all purchases and sales of legal and beneficial interests in securities on the Akemona Platform in accordance with this agreement and applicable law. Further the Issuer directs the Transfer Agent to electronically maintain books and records of Cryptographic Tokens representing the securities of the Issuer and perform other duties under this agreement based on commercially reasonable and industry accepted standards. The Issuer shall provide to Transfer Agent:

   e. A copy of resolutions of the Board of Directors (or other governing body) establishing the authority of the Transfer Agent to serve as transfer agent and such additional functions, as the case may be, certified by an officer of the Issuer.

   f. A copy of the Certificate of Incorporation (or other organizational document) with subsequent amendments or a current composite copy of the Certificate of Incorporation certified by the Secretary of State of the jurisdiction of organization of the Issuer.

g. A certified copy of any order, consent, decree or other authorization that may relate to the issuance of the new or additional securities of the Issuer.

h. Such further documents as the Transfer Agent may reasonably request.

The Issuer acknowledges and understands that the Transfer Agent provides its services only for the securities issued as Cryptographic Tokens by the Issuer on the Akemona Platform.

4. AUTHORIZED OFFICERS

The parties to this agreement consent to doing business electronically pursuant to ESIGN Act and Uniform Electronic Transactions Act (UETA). The officers of the Issuer authorized to sign directions for the issuance of the Issuer's securities will electronically deliver such electronically signed directions to the Transfer Agent by email, DocuSign or similar electronic document delivery service. The Transfer Agent shall be protected and held harmless in recognizing and Page 4 of 16 acting upon any signature or instructions believed by it in good faith to be genuine. When any officer of the Issuer shall no longer be vested with the authority to authorize the issuances of securities for the Issuer, a written notice thereof shall immediately be given to the Transfer Agent and until receipt of such notice the Transfer Agent shall be fully protected and held harmless in recognizing and acting upon the directions bearing the manual, electronic or facsimile signature of such officer or any signature believed by it in good faith to be such genuine signature.

The Transfer Agent shall not be deemed to have received notice of any change in the officers of the Issuer until notice of such change shall be given in writing by the Issuer to the Transfer Agent.

In the event any officer of the Issuer, who shall have electronically signed directions (or whose facsimile signature shall have been used) authorizing the Transfer Agent to issue securities as Cryptographic Tokens, shall die, resign or be removed prior to the issuance of such securities, the Transfer Agent in its capacity as the transfer agent, may issue or register such Cryptographic Tokens as the security certificates of the Issuer, notwithstanding such death, resignation or removal, unless specifically directed to the contrary by the Issuer in writing.

5. TRANSFER OF SECURITIES

The Transfer Agent is authorized and directed to record transfers of ownership of securities issued as Cryptographic Tokens by the Issuer when such securities are sold, exchanged, sent or transferred by the Owner (hereinafter called the "Previous Owner") in compliance with the Securities Act of 1933 as amended and the person purchasing or receiving (hereinafter called the "New Owner") such securities in their Digital Wallet registers with the Transfer Agent the Public Address of their Digital Wallet containing the purchased securities as a proof of their ownership of securities.

Securities, represented by Cryptographic Tokens, will be transferred to the New Owner when reasonably deemed by the Transfer Agent to have proper Endorsement by the Previous Owner. The Transfer Agent reserves the right to refuse to record transfer of Cryptographic Tokens until it has received reasonable assurance of Proof of Ownership and evidence that each necessary Endorsement is genuine and effective and that the assignment of the Cryptographic Tokens is legally valid and genuine. The Transfer Agent may rely upon the Uniform Commercial Code, ESIGN Act, UETA, applicable law or regulation, and generally accepted industry practice in effecting transfers, or in delaying or refusing to effect transfers.

The Transfer Agent shall be fully protected and held harmless in recognizing and acting upon written instructions bearing the electronic signature of an authorized officer of the Issuer believed by it in good faith to be a genuine signature.

The Issuer will at all times advise the Transfer Agent of any and all stop transfer notices or adverse claims lodged against securities of the Issuer and further, will notify the Transfer Agent when any such notices or claims have expired or been removed. The Transfer Agent is not otherwise responsible for stop transfer notices or adverse claims from either the Issuer or third parties unless it has received actual written notice.

6. LOST SECURITIES

In the event that Cryptographic Tokens of the Issuer shall be represented to have been lost or stolen (hereinafter called the Old Tokens), the Transfer Agent upon being furnished with an indemnity bond (naming the Issuer and the Transfer Agent as obligees therein) in such form and amount and with such surety as shall be satisfactory to it, is authorized and directed by the Issuer to issue replacement Cryptographic Tokens for the number of securities of the Issuer represented by the Old Tokens.

7. RECORDKEEPING

The Transfer Agent is authorized and directed to maintain records showing the name and address of, and the number of securities issued as Cryptographic Tokens to each holder of said securities together with such other records as the Transfer Agent may deem necessary or advisable to discharge its duties as set forth herein. Upon request, the Transfer Agent shall promptly deliver to Akemona or the Issuer a copy of ownership records of securities.

Upon at least five (5) Business Days prior written notice to the Transfer Agent, the Issuer or its attorney or agent may inspect and examine, at any time during ordinary business hours, any security-holder account records of the Issuer in the possession of the Transfer Agent. The Issuer shall pay any actual out-of-pocket costs and expenses incurred by the Transfer Agent in connection with the inspection.

In case of any request or demand for the inspection of the securities records of the Issuer or any other records in the possession of the Transfer Agent, the Transfer Agent will notify the Issuer for instructions permitting or refusing such inspection. The Transfer Agent reserves the right to permit the inspection of the securities records or other records by a requesting party, if it is advised by its counsel that such inspection is required by applicable law or regulation.

Subject to applicable law and regulation, the Transfer Agent shall maintain, in a retrievable database, electronic records of all cancelled or destroyed Cryptographic

Tokens which have been canceled or destroyed by the Transfer Agent. The Transfer Agent shall maintain such electronic records for the time period required by applicable law and regulation. Upon written request of the Issuer (and at the expense of the Issuer), the Transfer Agent shall provide to the Issuer or its designee copies of such electronic records relating to Cryptographic Tokens cancelled or destroyed by the Transfer Agent.

8. RESPONSIBILITIES, INDEMNITIES, AND COMPENSATION HEREUNDER

The Transfer Agent may conclusively rely and act or refuse to act without further investigation upon any list, instruction, certification, authorization, Cryptographic Token, or other instrument or paper believed by it in good faith to be genuine and unaltered, and to have been signed, countersigned or executed by any duly authorized person or persons, or upon the instruction of any officer of the Issuer or the advice of counsel for the Issuer, or counsel for the Transfer Agent. The Transfer Agent may make any transfer or registration of ownership for such securities which is believed by it in good faith to have been duly authorized or may refuse to make any such transfer or registration if in good faith the Transfer Agent deems such refusal necessary in order to avoid any liability upon either the Issuer or itself.

The Transfer Agent may conclusively and in good faith rely upon the records and information provided to it by the Issuer without independent review and shall have no responsibility or liability for the accuracy or inaccuracy of such records and information.

The Issuer shall defend, indemnify and hold harmless the Transfer Agent from and against any and all losses, costs, claims, damages, suits, judgments, penalties, liabilities, and expenses, including reasonable attorneys' fees, which it may suffer or incur:

a. relating to claims of third parties arising from the services described in this Agreement,

b. by reason of any act or omission of the Issuer, including any act or omission of a prior transfer agent of the Issuer, and

c. by reason of any action or non-action by the Transfer Agent in accordance with this Agreement;

provided, however, the Issuer is not obligated to defend, indemnify and hold harmless the Transfer Agent from and against any liabilities to the extent they are caused by the gross negligence or willful misconduct of the Transfer Agent.

In no event shall the Transfer Agent or its directors, officers, agents and employees be liable for any special, indirect or consequential damages from any action taken or omitted to be taken by it or them hereunder or in connection herewith even if advised of the possibility of such damages. These indemnification provisions shall survive any termination of services under this Agreement, including resignation or removal of the Transfer Agent.

The Transfer Agent may, in connection with the services described in this Agreement, engage subcontractors, agents, or attorneys-in-fact, provided the same shall have been selected with reasonable care. The Transfer Agent is authorized by the Issuer to execute all agreements, appoint agents or sub-agents and do all other acts deemed necessary to carry out the general purposes of this Agreement.

The Transfer Agent may consult with counsel of its choice, and any opinion of such counsel shall be full and complete authorization and protection to the Transfer Agent with respect to any action taken or omitted by it in good faith, in reliance upon such opinion, in connection with the performance of its duties or obligations as Transfer Agent. The Issuer agrees to reimburse the Transfer Agent for all reasonable expenses, disbursements and counsel fees (including reasonable expenses and disbursements of counsel) incurred with respect thereto.

The Issuer agrees that the Transfer Agent shall be paid fees for its transfer agent services and be reimbursed for expenses in accordance with the attached fee schedule (Exhibit B), which may be updated by the Transfer Agent from time to time. Requests for payment of transfer agent fees and expenses shall be submitted in the form of a written invoice. The Issuer will send payments for all undisputed invoices within thirty (30) days of receipt of invoice or within forty-five (45) days if paid by electronic funds transfer. The Transfer Agent's fee schedule may be revised to reflect cost increases due to (i) changes mandated by legal or regulatory requirements, or (ii) cost increases due to additional services requested by the Issuer that are not provided by the Transfer Agent to its customers generally without charging fees.

The Transfer Agent will not have any liability for failure to perform or delay in performing duties set forth herein if the failure or delay is due to an event of force majeure. An event of force majeure is an event or condition beyond the Transfer Agent's control including, but not limited to acts of God, natural disaster, civil unrest, state of war, fire, power failure, equipment failure, act of terrorism, or similar events beyond the Transfer Agent's control. The Transfer Agent will make reasonable efforts to prevent performance delays or disruptions in the event of such occurrences.

Nothing in this Agreement shall be construed to give any person or entity other than the Transfer Agent, the Issuer and Akemona, and their successors and assigns, any legal or equitable right, remedy or claim under this Agreement. This Agreement shall be for the sole and exclusive benefit of the parties to this Agreement.

9. INTEREST DISBURSEMENT AND REDEMPTION

The Transfer Agent will pay interest for the debt securities (issued as Cryptographic Tokens) or redeem the debt securities of the Issuer for which it now or hereafter may be acting as Transfer Agent upon written notice by an officer of the Issuer advising the Transfer Agent of:

   i. upcoming payment of interest or redemption,

   ii. the payment to an escrow company or to a segregated Disbursement Account of the Issuer of the necessary funds in USDC or similar stablecoin with which to pay the interest or redeem securities;

at least 30 business days before each such payment date.

The Issuer agrees to deposit good and collected funds in USDC stablecoin with an escrow company or with a segregated Disbursement Account of the Issuer, such that the collected balance available for processing of payments by the Transfer Agent is sufficient to cover the amount of the interest and principal, or redemption price, to be paid. Neither party intends the Transfer Agent to make a loan to the Issuer to fund any such payments or redemption of security holders. The Transfer Agent shall have no obligation to pay interest or principal on any outstanding security of the Issuer until the Issuer has provided sufficient collected and immediately available funds in USDC stablecoin to an escrow company or to a segregated account of the Issuer and authorized the Transfer Agent to process such payments from the said account. The Transfer Agent shall never hold custody of Issuer's funds or securities for any purpose. Transfer Agent may require the Issuer to setup a digital wallet for providing interest disbursement and redemption.

Unclaimed funds shall remain in the escrow or segregated Disbursement Account until such time as they are claimed by the security-holder or their representative, or until the Issuer, subject to applicable law and regulation, provides further direction as to their disposition.

The Issuer shall pay the escrow fees to the escrow company and shall reimburse actual payment processing expenses, including blockchain processing fee known as "gas," incurred by the Transfer Agent.

10. CONSENT TO USE OF LOGO

The Transfer Agent agrees that without the prior written consent of the Issuer, it will not use the name, logos, service marks, or trademarks of the Issuer for advertising, publicity releases, websites, sales presentations, marketing materials, publications, correspondence, and announcements for its own benefit. Requests for the Issuer's consent must be submitted pursuant to the notices provisions herein. The Issuer may revoke any consent given under this section at any time, upon notice to the Transfer Agent. Notwithstanding the preceding, upon prior written notice to the Issuer, the Transfer Agent may make any disclosure specifically required by applicable law or regulation.

Under this Agreement, the Issuer grants the Transfer Agent, a revocable limited license to use the Issuer's logo ("Logo"), in connection with the services provided by the Transfer Agent, in the form of electronic and print images on its website, statements and envelops. The Issuer will supply its Logo to the Transfer Agent as an electronic file or in another mutually acceptable format. The Logo will not be used in any manner that could reasonably be considered as an endorsement by the Issuer of the Transfer Agent without the Issuer's prior written consent.

11. UNCLAIMED PROPERTY REPORTING SERVICES

The Transfer Agent will provide unclaimed property reporting services for unclaimed Cryptographic Tokens and related payments, which the Transfer Agent may deem abandoned. Such services may include preparation of unclaimed Cryptographic Tokens reports, completion of required due diligence notifications to owners of unclaimed Cryptographic Tokens and responses to inquiries from owners.

The Issuer will be responsible for complying with the applicable unclaimed property law or regulation including the delivery of payments related to unclaimed Cryptographic Tokens to various states.

The Transfer Agent shall assist the Issuer in responding to inquiries from administrators of state unclaimed property law or regulation regarding reports filed by the Issuer in response to requests to confirm the name of a reclaiming owner of Cryptographic Tokens. The Issuer shall be responsible for obtaining release agreements from the various states offering such release agreements with respect to reports and abandoned property payments delivered to them by the Issuer and indemnification agreements from those states willing to provide them.

The Issuer shall timely report unclaimed Cryptographic Tokens of the Issuer to the appropriate state or jurisdiction, as provided for under applicable unclaimed property law or regulation and provide a copy of such report to the Transfer Agent. The Issuer's failure to deliver or remit payments related to unclaimed Cryptographic Tokens to the appropriate state or jurisdiction (i) may result in the assessment of interest and penalties by the states against the Issuer, and (ii) will release the Transfer Agent from any liability for such penalties and interest that may be assessed against the Issuer.

The Issuer can elect to discontinue using unclaimed property reporting services provided by the Transfer Agent by giving a notice to the Transfer Agent.

12. UNCLAIMED PROPERTY REPORTING SERVICES

Pursuant to Securities and Exchange Commission ("SEC") rules (e.g., SEC Rule 240.17Ad-17, as amended), the Transfer Agent is required to provide the following services regarding lost security-holder accounts, which together constitute search services:

a. Conduct a national database search between three and twelve months after a lost security-holder account is identified.

b. If the first national database search is not successful in locating the holder, conduct a second search between six and twelve months later.

c. Report to the SEC in required transfer agent filings, information about the age of lost security-holder accounts and amounts escheated to the various states. Exceptions to the SEC search requirements include:

   ▪ Deceased security-holders

   ▪ Security-holders that are not natural persons (e.g., corporations, partnerships)

   ▪ Cases where the value of all amounts due to the security-holder (market value of the security, plus dividends, interest and principal payable) are less than $25

The Transfer Agent reserves the right to conduct additional searches, including searches for heirs of deceased holders.

The Issuer agrees to reimburse the Transfer Agent for reasonable fees and expenses incurred by the Transfer Agent in the course of providing the search services. The fees and expenses for the search services may be assessed periodically by the Transfer Agent in accordance with the services provided. (See attached Fee Schedule – Exhibit B)

13. CONFIDENTIAL INFORMATION

a. The Transfer Agent and the Issuer acknowledge that during the course of this Agreement, the parties hereto may make confidential data available to each other or may otherwise obtain proprietary or confidential information regarding the Issuer, its shareholders, or Transfer Agent (collectively, hereinafter "Confidential Data"). Confidential Data includes all information not generally known, not publicly disclosed by the Issuer, or used by others and which gives, or may give the possessor of such information an advantage over its competitors or which could cause the Issuer or Transfer Agent injury, loss of reputation or goodwill if disclosed. Such information includes, but is not necessarily limited to, data or information which identifies past, current or potential customers, shareholders, business practices, financial results, research, development, systems and plans; and/or certain information and material identified by the Issuer or the Transfer Agent as "Proprietary" or "Confidential"; and/or data the Transfer Agent furnishes to Issuer from the Transfer Agent's database; and/or data received from the Issuer and enhanced by the Transfer Agent. Confidential Data may be written, oral, recorded, or maintained on other forms of electronic media.

b. The Transfer Agent agrees that the Issuer shall be entitled to equitable relief, including injunctive relief, in addition to all other remedies available at law for any threatened or actual breach of this Agreement or any threatened or actual unauthorized use or disclosure of Confidential Data. The Issuer agrees that the provisions and remedies of this section shall also apply to Confidential Data received by the Issuer relating to the Transfer Agent.

c. The Transfer Agent will employ the same security measures to protect Confidential Data received from the Issuer that it would employ for its own comparable confidential information (but in no event less than a reasonable degree of care in handling Confidential Data). Without limiting the foregoing, the Transfer Agent further agrees, subject to applicable law and regulations, that:

    i. Confidential Data shall not be distributed, disclosed, or conveyed to any third party except (1) by prior written approval of the Issuer, or (2) to provide the services described in this Agreement;

    ii. no copies or reproductions shall be made of any Confidential Data, except as needed to provide the services described in this Agreement; and

    iii. the Transfer Agent shall not use any Confidential Data for its own benefit or for the benefit of any third party.

d. Except as prohibited by applicable law or regulation, the Transfer Agent shall promptly notify the Issuer in writing of any subpoena, summons or other legal process served on the Transfer Agent for the purpose of obtaining Confidential Data:

    i. consisting of a security-holders list; and

    ii. relating to significant regulatory action or litigation that would have a material effect on the performance of the Transfer Agent or corporate status of the Issuer. In such cases, the Issuer shall have a reasonable opportunity to seek appropriate protective measures; provided, however, that this subsection shall not require the Transfer Agent to notify the Issuer of its receipt of any subpoena, summons or other legal process seeking Confidential Data for a single security-holder or group of related security-holders in connection with routine tax levies or other routine third party litigation involving a securityholder. The Issuer will indemnify the Transfer Agent for all reasonable expenses incurred by the Transfer Agent in connection with determining the lawful release of the Confidential Data.

e. The obligations set forth in paragraphs (a) through (d) above shall not apply to:

    i. any disclosure specifically authorized in writing by the Issuer;

      ii. any disclosure required by applicable law or regulation, including pursuant to a court order; or

      iii. Confidential Data which:

          1. the Issuer is required to disclose to public under SEC Regulation CF; or

          2. has become public without violation of this agreement; or

          3. was disclosed to the Transfer Agent by a third party not under an obligation of confidentiality to the Issuer; or

          4. was independently developed by the Transfer Agent not otherwise in violation or breach of this Agreement or any other obligation of the Transfer Agent to the Issuer; or

          5. was rightfully known to the Transfer Agent prior to entering into this Agreement.

    f. The obligations of each party set forth in paragraphs (a) through (e) above shall survive termination or assignment of this Agreement.

14. RESIGNATION OR REMOVAL

The Transfer Agent may resign upon 30 days advance written notice of termination to the Issuer. The Issuer may remove the Transfer Agent as Transfer Agent upon 30 days advance written notice of termination to the Transfer Agent, which notice shall include a certified copy of a resolution of the Board of Directors (or other governing body) of the Issuer. Such removal shall become effective upon receipt by the Transfer Agent of a certified copy of such resolution and upon the payment of all amounts due to the Transfer Agent, including any outstanding fees and expenses, up to and including the removal date in connection with the services provided hereunder.

Upon the effective date of a resignation or removal in accordance with the provisions noted above, the Transfer Agent shall deliver to the Issuer, or to a successor transfer agent as directed in writing by the Issuer, electronic copies of all records of the Issuer in the possession of the Transfer Agent.

The Issuer acknowledges and understands that the software and programs used by the Transfer Agent for maintaining records of Cryptographic Token securities are proprietary and confidential property of the Transfer Agent. The Transfer Agent shall have no obligation to provide the software and programs to the Issuer upon termination of this Agreement.

In the event that the Transfer Agent shall cease conducting business in the normal course, become insolvent, or is the subject of a petition in bankruptcy and such petition is not dismissed within sixty (60) days from its filing, then at the option of the Issuer, this Agreement shall terminate immediately upon written notice received from the Issuer.

In the event that the Issuer shall cease conducting business in the normal course, become insolvent, or is the subject of a petition in bankruptcy and such petition is not dismissed within sixty (60) days from its filing, then this Agreement shall terminate immediately upon payment of claims of all the security-holders of securities issued by the Issuer on the Akemona Platform under this Agreement.

Upon termination of this Agreement, each party shall, subject to applicable law and regulation, promptly return to the other, all electronic records, materials and other property of the other held by each. The proprietary software programs of the Transfer Agent, the data generated by such proprietary programs and the data generated by the users using such proprietary programs are the property of the Transfer Agent.

15. MERGER OR CONSOLIDATION

Any company into which the business of the Transfer Agent may be merged, consolidated or converted, or any company resulting from any merger, conversion or consolidation to which it shall be a party, shall be the successor Transfer Agent without the execution or filing of any paper or the performance of any further act, anything herein to the contrary notwithstanding.

16. NOTICES

All notices to be given by one party to the other under this Agreement shall be in writing and shall be sufficient if made to such party at their respective email address or physical address set forth below by:

    i. electronic delivery by email, DocuSign or other similar electronic document delivery/signature services in compliance with ESIGN Act and UETA with confirmation of receipt; or

    ii. personal delivery (including delivery by any commercial delivery service); or

    iii. registered or certified USPS mail, postage prepaid, return receipt requested.

Notice to the Issuer:

Name: --
Title: CEO
Email: mbeche@halentech.com
Address: 651 N Broad St STE 205,
MIDDLETOWN, DE 19709

Notice to the Transfer Agent:

Name: Aravindan Raman
Title: Partner
Email: support@onchainTA.com
Address: 2207 Ardemore Dr, Fullerton, California 92833

These emails and addresses may be changed by giving written notice to the other party.

All notices and communications hereunder shall be in writing and shall be deemed to have been duly given if electronically delivered, personally delivered, mailed, by registered or certified mail, return receipt requested, when received by the recipient party at the address Page 13 of 16 shown above, or at such other addresses as may hereafter be furnished to the parties by like notice. Any such demand, notice or communication hereunder shall be deemed to have been received on the date received at the premises of the addressee (as evidenced, in the case of registered or certified mail, by the date noted on the return receipt, or in the case of electronic delivery, the date noted on the electronic confirmation of such delivery).

17. GOVERNING LAW

This Agreement shall be construed, performed and enforced in accordance with, and governed by, the laws of the State of Delaware, without regard to the conflict of laws doctrine applied in such state.

18. **AMENDMENT; ENTIRE AGREEMENT; SEVERABILITY**

This Agreement may be amended or modified only by a written document authorized, executed and delivered by the Issuer, the Transfer Agent and Akemona. Such document may be in the form of a resolution of the Issuer adopting a written amendment approved by the Transfer Agent and Akemona.

This Agreement, together with the exhibits referred to herein or delivered pursuant hereto, constitute the entire agreement and understanding of the parties with respect to the matters and transactions contemplated by this Agreement and supersede any prior agreement and understandings with respect to those matters and transactions. Each provision and agreement herein shall be treated as separate and independent from any other provision or agreement herein and shall be enforceable notwithstanding the unenforceability of any such other provision or agreement.

19. ADDITIONAL SERVICES

The Issuer may from time to time during the term of this Agreement request that the Transfer Agent perform additional services. Upon receipt of a written request from the Issuer to provide additional services, the Transfer Agent shall provide the Issuer with a written estimate for the performance of such additional services, which proposal shall include: (1) a description of the services, functions and responsibilities to be performed in connection with such additional service; (2) a schedule for commencing performance of such additional services; (3) the Transfer Agent's prospective charges for such additional services; and (4) such other information as may be requested by the Issuer. The Transfer Agent shall not begin performing any such additional services until the Issuer has provided written authorization for such additional services.

IN WITNESS WHEREOF, the Issuer, the Transfer Agent and Akemona have caused their names to be signed hereto by their duly authorized officers, all as of the date first written above.

	For Issuer **HALEN TECHNOLOGIES INC**	**For Transfer Agent** **OnchainTA**	**For Funding Portal** **Akemona, Inc.**
Signature:	/s/ --	/s/ Aravindan Raman	/s/ Ravi Srivastava
Name:	--	Aravindan Raman	Ravi Srivastava
Title:	CEO	Partner	Partner

EXHIBIT A

RESOLUTION OF APPOINTMENT OF ONCHAINTA AS TRANSFER AGENT

Name of the Issuer: HALEN TECHNOLOGIES INC

Address: 651 N Broad St STE 205,
MIDDLETOWN, DE 19709

RESOLVED, THAT EFFECTIVE 09-19-2022 AKEMONA TA SERVICES, LLC d.b.a. ONCHAINTA ("OnchainTA") is hereby appointed Transfer Agent for the securities set forth below to act in accordance with the Transfer Agent Services Agreement Between HALEN TECHNOLOGIES INC (the "Issuer"), ONCHAINTA and Akemona, Inc. dated as of 09-19-2022 submitted to, approved at this meeting, and incorporated herein by reference:

Class of Securities: All Securities of the Issuer Issued on the Akemona Funding Portal as Cryptographic Tokens

FURTHER RESOLVED, that OnchainTA shall be entitled to rely and act upon any written orders or directions regarding the issuance or delivery of Cryptographic Tokens for the above-described securities signed by any of the following: Chairman of the Board, Chief Executive Officer, the President, any Vice-President, Treasurer, Secretary of the Issuer, and:

FURTHER RESOLVED, that the Secretary of the Issuer will file with OnchainTA, a certified copy of these resolutions and will certify to OnchainTA from time to time the names of the officers of the Issuer authorized by these resolutions to act pursuant to the Agreement; and OnchainTA shall be entitled as against this Issuer to conclusively presume that the persons so certified as officers continue, respectively, to act as such and that each of the foregoing resolutions continue in force until otherwise notified in writing by the Secretary or other officer of the Issuer.

I, the undersigned, do hereby certify that the foregoing is a true copy of a resolution adopted by the Board of Directors of said Issuer at which a quorum was present and voted, and that said resolution is now in full force and effect.

AND I DO FURTHER CERTIFY I shall provide a list of persons who are duly elected and qualified officers of the Issuer, authorized to communicate with ONCHAINTA:

WITNESS my signatures this 09-19-2022

Signature: /s/ --

Name: --

Title: CEO

EXHIBIT B

FEE SCHEDULE

1. There is no fee for the first year of transfer agent services. After first year, ONCHAINTA, the Transfer Agent, shall charge the Issuer $1,500 each year.

2. $50 per digital wallet paid by the security-holder for issuing replacement Cryptographic Token security certificates for all securities issued on the Akemona Platform held in that digital wallet.

3. Upon removal of the Transfer Agent in accordance with the provisions of the Agreement, the Issuer shall pay a one-time fee of $1,000 for extraction and delivery of electronic copy of records of the Issuer, to the Issuer, in the possession of the Transfer Agent.

4. The Issuer shall pay actual out-of-pocket costs and expenses incurred by the Transfer Agent in connection with inspection of books of records requested by the Issuer under Section 7 of the Agreement.

5. The Issuer shall reimburse the Transfer Agent for actual out-of-pocket costs and expenses incurred by the Transfer Agent in the course of providing the search services for lost security-holders.

6. The Issuer shall reimburse the Transfer Agent for actual fees charged by regulatory, state or other government authorities in proper jurisdictions for reporting of unclaimed property.

7. The Issuer shall pay escrow charges to the escrow company for redemption of securities.

8. The Issuer shall reimburse the Transfer Agent for actual out-of-pocket costs and payment processing expenses, including the "gas" fee for computing on the Ethereum or similar blockchains, incurred by the Transfer Agent for redemption of securities.